UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event filed by Sociedad Química y Minera de Chile S.A. before the Chilean Securities and Insurance Commission (Superintendencia de Valores y Seguros or “SVS”) on April 3, 2013.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

Mr. Fernando Coloma Correa

Superintendent

Chilean Securities and Insurance Commission

Avenida Libertador Bernardo O´Higgins N° 1449

Presente

MATERIAL EVENT

Dear Mr. Superintendent:

We hereby inform you that Sociedad Química y Minera de Chile S.A. issued today, in international markets, a non-guaranteed bond of US$300 million aggregate principal amount with a 10 year maturity and with an annual coupon rate of 3.625%, which will be used to refinance existing debt and for general corporate purposes.

We hereby attach the Form with the relevant information in compliance with the Official Notice N°1072 issued by the Chilean Securities and Insurance Commission (Superintendencia de Valores y Seguros or “SVS”).

We hereby inform the above as a material event in compliance with articles 9 and 10 of Law N°18,045 and in compliance with SVS Rule Nº 30 and in response to SVS Letter N°7197.

We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

Sincerely,

SOCIEDAD QUÍMICA Y MINERA DE CHILE S.A.

Patricio Contesse

Chief Executive Officer

CC.	Santiago Stock Exchange

Brokers Stock Exchange

Electronic Stock Exchange

New York Stock Exchange

Securities and Exchange Commission

The Bank of New York Mellon

MAS/vgm

FIS/014

MATERIAL EVENT FORM

INTERNATIONAL BOND ISSUANCE

1.0	ISSUER IDENTIFICATION

1.1	Legal name: Sociedad Química y Minera de Chile S.A.

1.2	Trade name: SQM

1.3	R.U.T: 93.007.000-9

1.4	Registration number in the Chilean Securities and Insurance Commission: 0184

1.5	Address: El Trovador 4285, Las Condes

1.6	Phone number: +56-2-2425 2485

1.7	Business description: Production of other chemical products

2.0	THIS COMMUNICATION IS UNDER THE PROVISIONS OF ARTICLE 9 AND SECOND PARAGRAPH OF ARTICLE 10 OF LAW NO. 18,045, WHICH IS ABOUT A MATERIAL EVENT REGARDING THE COMPANY, ITS BUSINESS, ITS PUBLIC OFFERING VALUES AND / OR OFFER OF THEM, AS APPLICABLE

3.0	ISSUANCE FEATURES

3.1	Base currency: Dollars of the United States of America

3.2	Currency of total issuance: Dollars of the United States of America

3.3	Bearer / to order: N/A

3.4	Series: One

3.4.1	Amount of the series: US$300,000,000.-

3.4.2	N° of bonds: N/A

3.4.3	Aggregate principal amount: US$300,000,000.-

3.4.4	Reset type: N/A

3.4.5	Interest rate: 3.625% annual

3.4.6	Date of issuance: April 3, 2013

3.4.7	For every bond series complete the following payment schedule:

Coupon	Amortization coupon	Maturity	Interest	Amortization	Total payment	Outstanding principal
		Date

1		October 3, 2013	5,437,500.00	0,00	5,437,500.00	300,000,000.00
2		April 3, 2014	5,437,500.00	0,00	5,437,500.00	300,000,000.00
3		October 3, 2014	5,437,500.00	0,00	5,437,500.00	300,000,000.00
4		April 3, 2015	5,437,500.00	0,00	5,437,500.00	300,000,000.00
5		October 3, 2015	5,437,500.00	0,00	5,437,500.00	300,000,000.00
6		April 3, 2016	5,437,500.00	0,00	5,437,500.00	300,000,000.00
7		October 3, 2016	5,437,500.00	0,00	5,437,500.00	300,000,000.00
8		April 3, 2017	5,437,500.00	0,00	5,437,500.00	300,000,000.00
9		October 3, 2017	5,437,500.00	0,00	5,437,500.00	300,000,000.00
10		April 3, 2018	5,437,500.00	0,00	5,437,500.00	300,000,000.00
11		October 3, 2018	5,437,500.00	0,00	5,437,500.00	300,000,000.00
12		April 3, 2019	5,437,500.00	0,00	5,437,500.00	300,000,000.00
13		October 3, 2019	5,437,500.00	0,00	5,437,500.00	300,000,000.00
14		April 3, 2020	5,437,500.00	0,00	5,437,500.00	300,000,000.00
15		October 3, 2020	5,437,500.00	0,00	5,437,500.00	300,000,000.00
16		April 3, 2021	5,437,500.00	0,00	5,437,500.00	300,000,000.00
17		October 3, 2021	5,437,500.00	0,00	5,437,500.00	300,000,000.00
18		April 3, 2022	5,437,500.00	0,00	5,437,500.00	300,000,000.00
19		October 3, 2022	5,437,500.00	0,00	5,437,500.00	300,000,000.00
20	1	April 3, 2023	5,437,500.00	300,000,000,00	305,437,500.00	0.00

3.5	Guarantees:

YES: ☐	NO: ☒

3.5.1	Amounts and types of the guarantees: N/A

3.6	Optional Redemption:

YES: ☒	NO: ☐

3.6.1	Redemption and dates: Included in the Indenture and considering, among other things, the ability of the Company to redeem the bonds in whole but not in part, at the option of the Company, at any time, on the terms and conditions contained in the Indenture.

4.0	OFFER:

Public: ☐	Private: ☒

5.0	COUNTRY OF ISSUANCE

5.1	Name: United States of America

5.2	Standards for dealing approval: Private placement pursuant to Rule 144A and Regulation S of the Securities Act of the United States of America.

6.0	REPORTING REQUIREMENTS

6.1	To future bond holders: The information required by the Indenture, which includes the following:

•	Company financial information (Annual and quarterly Financial Statements), and
•	certificates of compliance with covenants and conditions under the Indenture.

6.2	To future bond holders trustees:

•	See previous section 6.

7.0	INDENTURE

7.1	General features:

•	Date: April 3, 2013
•	Principal: US$ 300,000,000
•	Interest rate: 3.625% annual
•	Maturity: April 3, 2023

7.2	Rights and obligations of bond holders: They are contained in the Indenture and they are standard rights and obligations for transactions of this nature, such as timely payment of principal and interest, payment of additional amounts as appropriate, the right to demand payment in advance in case of failure to comply, the right to request information, among others.

8.0	IMPORTANT ADDITIONAL INFORMATION

The registration of the bonds has been applied on the Official List of the Luxembourg Stock Exchange (Luxembourg Stock Exchange) and is in the process of being admitted to transactions in the Euro MTF Market.

9.0	LIABILITY STATEMENT

The information contained in this form is true.

Ricardo Ramos

Chief Financial Officer

8.037.690-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.

Ricardo Ramos R.

Chief Financial Officer

Date: April 3, 2013.